

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Eitar Zamir
Chief Financial Officer
Stratasys Ltd.
1 Holtzman Street
Science Park
P.O. Box 2496
Rehovot, Israel 76124

> **Re: Stratasys Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-35751**

Dear Eitar Zamir:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation